EXHIBIT 99.1

Yamana Gold Reports Positive Initial Exploration Drill Results at Wasamac; Provides an Update on Its Generative Exploration Program, Which Continues to Show Significant Progress of Both Advanced and Early Stage Exploration Projects

Download a PDF of detailed drill hole results for Lavra Velha
Download a PDF of detailed drill hole results for Wasamac
Download a PDF of detailed drill hole results for Monument Bay
Download a PDF of detailed drill hole results for Borborema
Download a PDF of detailed drill hole results for Jacobina Norte

TORONTO, Sept. 13, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) today announced positive initial drill results at its Wasamac project in the Abitibi-Témiscamingue Region of Quebec, Canada, confirming the presence of the Wasa Shear zone to the west of the main Wasamac zone and expanding the down-dip continuity of the Wasa Shear in a secondary zone known as Wildcat. These initial results further align with the objective to sustain 200,000 ounces per year of production at Wasamac and achieve a strategic mine life of more than 15 years, which, in turn, aligns with the potential to increase the Company’s average annual production in Quebec to approximately 500,000 ounces by 2028 through 2041.

Consistent with the optimization strategy announced with the positive development decision on Wasamac on July 19, 2021, the Company is advancing an exploration program that focuses on expanding the current mineral resource envelopes to depths below the established mineral resource and testing for mineralization in poorly explored gaps between mineralized zones. In addition, the exploration program will target the broader Wasamac property, including the adjacent Francoeur, Arntfield and Lac Fortune gold deposits (“the Francoeur properties”), and include an infill program to better delineate mining areas expected to be developed in the first three years of production.

The Company today also provided an update on its generative exploration program, announcing the discovery of a high-grade gold-copper zone at the Lavra Velha project in Brazil and the expansion of massive sulphide copper, gold, and zinc mineralization over a greater than two-kilometre strike length at the Borborema project in Brazil.

The generative exploration program is a key component of Yamana’s overall organic growth strategy, designed to advance the Company’s most prospective properties and lay the foundation for the next generation of Yamana mines. The Company’s generative work is focused on its large land positions in mining-friendly jurisdictions in the Americas where Yamana already has producing mines and deep technical, geological, and operational expertise. This allows for the rapid advancement of the Company’s highest value projects while at the same time moving the most promising early-stage properties up the exploration pipeline. The generative exploration program thus complements and leverages from the low-capital organic growth strategy of the Company, which delivers returns on investment while providing for future production growth at the Company’s existing operations and advancing projects.

The main objectives of the generative program are to add new inferred mineral resources of at least 1.5 million ounces of gold equivalent and on a longer-term basis advance at least one project to a mineral inventory that is large enough to support a mine plan demonstrating positive economics with annual gold production of 150,000 ounces per year for at least eight years. Projects are categorized as Tier One, Tier Two, or Tier Three projects, which are defined as follows:

Tier One	Projects with well-defined gold mineral resources and opportunities to grow to a potentially economic threshold in the next three years
Tier Two	Projects that have achieved significant drill intercepts and whose geology along with other factors support rapid mineral resource growth
Tier Three	Highly prospective projects with known mineralization defined with rock and soil geochemistry that warrant future drill testing

While the generative program continues to show significant progress, exploration activities only began to ramp up later in 2021 as a result of delays due to COVID-19 in 2020 and early 2021. While this delay may result in the deferral of the initial three-year timeline to achieve new inferred mineral resources of at least 1.5 million ounces of gold equivalent for some projects in the generative exploration program, the Company continues to prioritize projects that demonstrate the best potential for more rapid advancement to a standalone operation that meets the Company’s long-term objectives. Highlighted herein are those projects that have made the most substantive advances during the past year, including the introduction of two new projects to the program where ongoing surface exploration has shown promising results: the Falcon project, a Tier 2 project in Santa Cruz, Argentina; and Las Flechas, a Tier 3 project in San Juan, Argentina.

All projects in the generative program compete for exploration funding and, as noted above, the Company prioritizes projects that have the best chance of advancing rapidly to a development phase. The generative program currently includes Lavra Velha at a Tier 1 level. Lavra Velha is the most advanced project with an inferred mineral resource that contains significant oxide mineralization and a large land position, which indicate strong potential to advance towards development. The Company believes that Lavra Velha has the highest prospect of advancing quickly through the evaluation and development phases with lower capital costs. While Monument Bay is another Tier 1 project, it has not advanced as rapidly as Lavra Velha as a result of the above-mentioned delays although the Company continues to evaluate the long-term potential of Monument Bay as an open pit operation, as originally contemplated, relying on the existing mineral resources, although also as a higher-grade underground deposit with deeper drilling targeting high-grade mineralized shoots.

Highlights, Wasamac

  Wasamac (Quebec, Canada). The Company commenced an aggressive exploration drilling program early in 2021 to expand the mineral resource envelope and test exploration targets to depth in poorly tested areas of the Wasa Shear zone.
  Drill testing in the second quarter of 2021 confirmed the presence of the Wasa Shear zone west towards the Horne Creek fault. Further drill testing is ongoing.
  Initial exploratory step out drilling in the Wildcat zone, a historic shaft and area of past exploration located approximately 300 metres south of the Wasa Shear, expanded the down-dip continuity of the known historic zones that are not included in the current mineral reserve or mineral resource, underscoring the potential for zones with higher grades to increase future production and extend mine life.
    Preliminary results from the Wildcat zone include the following estimated true width intercepts: 3.84 grams per tonne (“g/t”) of gold over 13.25 metres, including 6.40 g/t of gold over 7.10 metres (WS-21-508); 13.03 g/t of gold over 3.16 metres(WS-21-509); and 5.02 g/t of gold over 11.02 metres, including 10.93 g/t of gold over 2.20 metres, and including 4.47 g/t of gold over 6.57 metres (WS-21-511).
  Within the greater Wasamac–Francoeur properties, compilation work is underway to develop and rank new targets. Supporting activity includes the merging and interpretation of high-resolution airborne magnetics that now cover the entire property package.
  Yamana has received the required permits to begin an extensive infill and exploration program on the main Wasamac orebodies. Infill drilling will begin this month and accelerate with additional drills being added over the next two months.
  The initial drilling results reinforce the Company’s vision for a 200,000-ounce-plus per year operation with a mine life of at least 15 years.

Highlights, Generative Program

Tier 1

  Lavra Velha (Bahia, Brazil). Exploratory drilling below Lavra Velha recently identified zones of high-grade gold-copper mineralization associated with potassic alteration below the near surface mineralized zones.
    Drilling highlights include the following estimated true width intercepts: 5.49 g/t of gold and 2.49% of copper over 7.85 metres, and 4.56 g/t of gold over 1.02 metres within a wider, 13.50 metre interval, grading 1.89 g/t of gold (FSW00025). Drilling of both the deeper sulphide mineralization and further near surface oxide targets is ongoing.
  Significant new property acquisitions in 2021 have expanded the property to the southwest, with excellent surface geochemical results for copper and gold, generating new drill targets in this extensive mineralized district.

  Monument Bay (Manitoba, Canada). Drilling in 2021 has successfully intercepted the mineralized zone at depth with promising results from the Camp and Lake shoots.
    Results include estimated true width intercepts: 2.27 metres grading 7.48 g/t of gold, with 0.39 metres at 29.00 g/t of gold (TL-21-727B); and 6.52 g/t gold over 2.22 metres, within a wider true width interval of 9.73 metres grading 2.34 g/t of gold (TL 21-732).

Tier 2

  Borborema (Pernambuco, Brazil). Drilling completed on the high-grade São Francisco target returned further positive results defining a mineralized corridor 2.3 kilometres in length.
    Drilling highlights include the following core length intercepts: 0.26% of copper over 40.15 metres, including 1.02% of copper over 5.16 metres (SF-026); and 0.20 g/t of gold, 1.81% of copper and 0.19% of zinc over 5.00 metres (SF-020).
  Drill holes SF-020 and SF-026 are located approximately 1.5 kilometres apart along strike, with the intervening strike length untested. A planned high-resolution airborne geophysical survey and further geochemical sampling in the current year are expected to significantly advance existing targets and identify new gold and polymetallic targets for drill testing on this highly prospective property.

  Jacobina Norte (Bahia, Brazil). Drilling is limited to date but extensive surface work has defined six-kilometre-long sector of conglomerates that contain significant surface gold mineralization over 1.00 g/t gold, suggesting excellent potential for the discovery of a standalone Jacobina-type system.

  Falcon (Santa Cruz, Argentina). Previous drilling intercepted significant low-grade mineralization over wide widths from surface, and ongoing surface work has defined a gold-in-soil anomaly (more than 25 parts per billion gold) over 1,300-by-500 metres as well as a second parallel zone that has returned significant gold-in-rock samples along a 1.2 kilometre trend. The property, located near the Company’s Cerro Moro operation, demonstrates significant geological potential.

Tier 3

  Las Flechas (San Juan, Argentina). Located along the Central Andean Miocene volcanic belt of Chile-Argentina, one of the most prolific geological environments globally for large gold and copper systems, and host to several major gold and gold-copper mines and deposits. The style of mineralization evident at Las Flechas is consistent with a large Miocene epithermal to porphyry gold copper system. Ongoing work has identified new potential sectors with good surface results for gold-in-rock and soil sampling, defining new drill targets.

  Colider (Mato Grosso, Brazil). Preliminary results at Colider are supportive of a fertile geological system with the potential to host epithermal and porphyry type deposits. Surface work has been completed and preliminary drill testing will be completed before year-end 2021.

Figure 1: Project Location Map.
https://www.globenewswire.com/NewsRoom/AttachmentNg/43dc3222-bbfe-416d-97b4-7418198358ef

Wasamac

Wasamac is a development-stage underground gold project located 15 kilometres west of Rouyn-Noranda in the prolific Abitibi-Témiscamingue region of the mining-friendly province of Quebec. The project is well located, adjacent to the Trans-Canada highway and Ontario Northland rail line and 100 kilometres west of the Company’s 50%-owned Canadian Malartic mine. The project has proven and probable mineral reserves of 1.91 million ounces of gold at an average gold grade of 2.56 g/t, with expected average annual production of 169,000 ounces of gold over an initial mine life of 10 years, and 200,000 ounces per year over four years after ramp-up. The Company announced a positive development decision on Wasamac on July 19, 2021. (Please see the press release titled ‘Yamana Gold Announces Positive Development Decision on its Wholly-Owned Wasamac Project’, available at www.yamana.com).

The Wasamac ore body is an Archean age shear-related orogenic gold system. Mineralization occurs as a continuous shear-hosted zone, the Wasa Shear, with consistent grade distribution and wide mining widths. Gold is associated with disseminated pyrite within sheared albite-sericite-carbonate alteration zones and pyrite rich stockwork. The Wasamac, Francoeur, and Arntfield historic mines have past production of over 720,000 ounces of gold, with Francoeur and Arntfield contributing ounces at grades of 6.2 g/t and 4.0 g/t of gold, respectively. The amalgamated Wasamac and Francoeur properties covers 12 kilometres of the Wasa Shear, with excellent exploration potential, as well as a number of shear-hosted targets located south of the Wasa Shear and north of the Cadillac Larder fault zone.

In early 2021, the Company commenced a planned infill and exploration drilling campaign to generate additional mineral reserves, expand the current mineral resource envelopes to depth and in poorly tested areas, and to test extensions of the Wasa Shear zone, a subsidiary structure of the Cadillac-Larder Lake tectonic zone. Another key objective is to develop secondary targets, such as the Wildcat zone, on the broader Wasamac property. Exploration expenditures for 2021 and 2022 are estimated at $15 million with 120,000 metres of drilling planned. Infill drilling will include at least 68,000 metres and the balance will be exploration drilling, both on the Wasamac and Francoeur projects. The program is anticipated to ramp up to four drill rigs by late 2021.

Exploratory drilling on satellite targets was initiated at Wasamac in the second quarter of 2021. An initial two drill holes tested for the extension of the Wasa Shear zone towards the Horne Creek fault, confirming the presence of the shear zone and this area. This target will be tested further in ongoing drilling. Drilling was also initiated at the Wildcat zone, an historic shaft and area of past exploration located approximately 300 metres south of the Wasa Shear. Initial exploratory step out drilling at this target expanded the down-dip continuity of the known historic zones that are not included in the current Wasamac mineral reserve or mineral resource, underscoring the potential to advance zones of higher grade and significantly increase future production and extend mine life, close to planned mine infrastructure, consistent with the Company’s objective of sustaining a production level of 200,000 ounces per year and extending the strategic mine life to more than 15 years.

Highlights from initial drilling at Wildcat include the following uncut estimated true width intercepts: 1.65 g/t of gold over 14.91 metres, including 3.07 g/t of gold over 2.56 metres, and 3.68 g/t of gold over 2.57 metres (WS-21-504); 3.84 g/t of gold over 13.25 metres, including 6.40 g/t of gold over 7.10 metres (WS-21-508); 3.16 g/t of gold over 5.35 metres, including 5.96 g/t of gold over 2.45 metres, and 13.03 g/t of gold over 3.16 metres (WS-21-509); and 5.02 g/t of gold over 11.02 metres, including 10.93 g/t of gold over 2.20 metres, and 4.47 g/t of gold over 6.57 metres (WS-21-511). Mineralization is associated with quartz-carbonate-albite-pyrite-hematite veinlets, veining and stockwork zones, and disseminated and vein-hosted sulphide mineralization with rare visible gold hosted by zones of strongly altered, sheared and brecciated gabbro and mafic to intermediate dykes and volcanic units. The zone is currently interpreted to follow a northeast trending shear zone but individual vein orientations vary and modelling remains in progress. See Table 1 and Figures 2 and 3 for further details.

Within the greater Wasamac–Francoeur properties, compilation work is underway to develop and rank new targets. Supporting activity includes the merging and interpretation of high-resolution airborne magnetics that now cover the entire property package. Yamana has received the required permits to begin an extensive infill and exploration program on the main Wasamac orebodies. Infill drilling will begin this month and accelerate with additional drills being added over the next two months.

The initial drilling results reinforce the Company’s vision for a 200,000-ounce-plus per year operation with a strategic mine life of at least 15 years. Building on the initial mineral reserve mine life of 10 years, as outlined in the recently completed feasibility study, the internal 15-year strategic mine plan incorporates a portion of the 326,000 ounces of indicated mineral resources and 258,000 ounces of inferred mineral resources, which are expected to be converted to mineral reserves through infill drilling and additional engineering. The balance of the 15-year production profile is based on a conservative estimate of exploration potential including extension of the Wasa Shear at depth and along strike and inclusion of satellite deposits outside of the core mineral reserves footprint, of which the Wildcat zone is just the first of many exploration targets that the Company will test in the coming months and years. At minimum, conversion of mineral resources and exploration potential is expected to extend mine life and sustain a gold production profile of approximately 200,000 ounces per year. A possible upside is that the added mineralization could be higher grade than the current average mineral reserve grade of 2.56 g/t, which would unlock opportunities to increase feed grade and raise annual production beyond 200,000 ounces per year. The grades from initial drilling results at Wildcat and historic mining grades from the Francoeur properties are positive indicators in this regard.

Extending the Wasamac mine life from 10 to 15 years, and sustaining a gold production rate of 200,000 ounces per year, would have a significant impact on the value of the project. Using only mineral reserves, the feasibility study 10-year mine plan delivers robust economics with a post-tax net present value (“NPV”) of $254.4 million at a 5% discount rate and internal rate of return (“IRR”) of 16.1% at the base case assumptions of $1,550 per ounce of gold and a 1.28 Canadian-US dollar exchange rate. At a gold price of $1,850 per ounce, NPV and IRR increase to $469.6 million and 24%, respectively. The 15-year strategic plan is estimated to more than double the NPV from the feasibility study scenario, resulting in an NPV of $850 million to $900 million using a gold price assumption of $1,850 per ounce.

Table 1: Wasamac Project, 2021 Drilling Highlights for Intervals Greater Than 5.0 Gram*Metres (Gold g/t Uncut Multiplied by Estimated True Width in Metres).

Hole	Including	From (m)	To (m)	Core Length (m)	Est. True Width (m)	Gold* (g/t)	Gold - cut (30 g/t)	Metal Factor - Gold (g/t) x Est. True Width (m)
WS-21-503		112.80	119.50	6.70	5.13	1.73		8.87
		155.28	162.30	7.02	4.51	1.14		5.14
		209.36	217.80	8.44	6.47	1.14		7.38
WS-21-504		191.20	212.28	21.08	14.91	1.65		24.60
	Incl.	191.75	195.37	3.62	2.56	3.07		7.86
	and	208.65	212.28	3.63	2.57	3.68		9.46
WS-21-505		135.82	145.90	10.08	7.13	1.57		11.23
	Incl.	135.82	138.90	3.08	2.18	3.76		8.20
		186.37	193.80	7.43	5.69	1.32		7.53
WS-21-507		188.28	202.30	14.02	8.14	1.91		15.55
	Incl.	188.28	194.50	6.22	4.00	2.05		8.20
	and	198.60	202.30	3.70	2.12	3.75		7.95
WS-21-508		45.66	61.84	16.18	13.25	3.84		50.88
	Incl.	45.66	53.86	8.20	7.10	6.40		45.44
	and	60.71	61.84	1.13	0.87	5.95		5.18
WS-21-509		54.33	61.32	6.99	5.35	3.16		16.88
	Incl.	54.33	57.53	3.20	2.45	5.96		14.61
		93.65	97.30	3.65	3.16	13.03	9.69	41.18
		120.59	126.13	5.54	3.56	2.16		7.69
WS-21-511		68.60	90.64	22.04	11.02	5.02	3.91	55.32
	Incl.	68.60	73.00	4.40	2.20	10.93	5.39	24.05
		77.50	90.64	13.14	6.57	4.47		29.37
WS-21-512		61.94	66.77	4.83	3.10	1.96		6.08
		107.06	112.44	5.38	3.46	3.26		11.28
	Incl.	109.80	112.44	2.64	1.70	5.76		9.79

Figure 2: Wasamac Project, Plan Map of Wildcat Target Area Showing 2021 Drilling Highlights.
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Figure 3: Wasamac Project, Oblique Longitudinal and Cross Section Views of the Wildcat Target Area Showing Historical and 2021 Drilling Highlights.
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TIER ONE PROJECTS

Lavra Velha

Lavra Velha is an advanced-stage exploration project located on a 62,000-hectare land package in Brazil’s Bahia state, a mining-friendly jurisdiction that is also home to Yamana’s Jacobina mine. Lavra Velha is located about 300 kilometres from Jacobina and could share potential synergies with the mine administration and overhead. The generative exploration program has already identified inferred mineral resources at Lavra Velha of 3.93 million tonnes at 4.29 g/t of gold for 543,000 ounces of goId, which represents one-third of the 1.5 million ounces of inferred mineral resources being targeted by the Company under the generative exploration program.

Exploration continues to generate and test new and existing advanced prospective areas within and around the Lavra Velha deposit with the aim of defining new shallow oxide mineralization and exploring for new mineral discoveries in the district. The Lavra Velha and Lavra Velha SW deposits are hosted by northeast-southwest trending low-angle ductile-brittle structures that play an integral role in localizing mineralization on the property, and which provide a first-order guide to exploration along trend and to depth.

Exploratory drilling targeting the down-dip continuity of these systems has intercepted high-grade gold-copper mineralization related to a sulfide rich zone below the Lavra Velha SW deposit. Drilling highlights from this area include the following estimated true width intercepts: 5.49 g/t of gold and 2.49% of copper over 7.85 metres, and 4.56 g/t of gold over 1.02 metres, within a wider 13.50-metre interval, grading 1.89 g/t of gold (hole FSW00025, starting at 166.11 metres down hole). The mineralized interval, represented by iron-oxide and sulfide-rich breccia bodies and associated potassic hydrothermal alteration, opens up a significant new high-grade gold-copper target for exploration below shallow oxide gold mineralization on the property. Additional drilling is in progress. See Figure 4 and Table 2 for additional details.

At Anomalia Central, located 2.5 kilometres south of the Lavra Velha deposit, exploratory drilling intercepted a wide zone of strong sericitic alteration corresponding with surface gold geochemical anomalies in proximity to a second northeast striking low-angle fault structure. Initial drilling returned the following estimated true width intercept: 1.08 g/t of gold over 3.14 metres, including 4.52 g/t of gold over 0.72 metres (starting at 78.80 metres down hole) in drill hole FLV00169. These results highlight the presence of a large, structurally-controlled mineralized system with potential for the discovery of significant shallow oxide mineralization in this sector. See Figure 4 and Table 2 for additional details.

At the Matinos District, located approximately 48 kilometres south of the Lavra Velha deposit, recent exploration has focused on the advancement of a portfolio of prospective mineral concessions totaling 9,330 hectares in nine exploration permits acquired through auction from the Brazilian Mining Agency’s public tender process. Geologically, these concessions are located within a Proterozoic granite terrain, a similar geological context to the Lavra Velha District. Initial field work, including surface rock and soil sampling, has identified new anomalies represented by clusters of rock samples having greater than 1.00 g/t of gold and corresponding with zones of strong hydrothermal alteration, iron oxide, quartz veining and sulfides, which are similar features to those found at the Lavra Velha and Lavra Velha SW deposits. Several sectors have been identified including Manga Grande, Pinha Preta, and Alvinopólis which may be tested in future drilling campaigns. See Figure 5 for further details.

The significant exploration advances at Lavra Velha during the reporting period, including the discovery of high-grade gold-copper mineralization below Lavra Velha SW, the identification of important shallow oxide gold mineralization in new drilling at the Anomalia Central target, and the addition of a large, prospective land package with developing drill targets underscore the excellent upside potential of the project.

Figure 4: Lavra Velha Plan Map Showing Geology, Lavra Velha and Lavra Velha SW Deposits, and 2021 Drilling Highlights, as Discussed in Text.
https://www.globenewswire.com/NewsRoom/AttachmentNg/dbda8c62-d412-4112-876b-c73432e9338f

Figure 5: Plan Map of Key Regional Geology Features, Main Targets and Surface Rock Gold Geochemistry, Lavra Velha and Matinos Districts.
https://www.globenewswire.com/NewsRoom/AttachmentNg/a083aeb3-d3c6-465b-8601-88ecfb52e9a1

Table 2: Lavra Velha 2021 Drilling Highlights for Intervals Greater Than 3.0 Gram*Metres (Gold g/t Multiplied by Estimated True Width in Metres).

Hole	Sector	Including	From (m)	To (m)	Core Length (m)	Est. True Width (m)	Gold (g/t)	Copper (%)	Type
FLV00169	Anomalia Central		78.80	81.94	3.14	3.14	1.08	0	Oxide
		Incl.	78.80	79.52	0.72	0.72	4.52	0	Oxide
FSW00025	Lavra Velha SW		166.11	194.20	28.09	13.50	1.89	0.90	Sulfide
		Incl.	174.16	175.18	1.02	1.02	4.56	0	Sulfide
		and	180.00	188.05	8.05	7.85	5.49	2.49	Sulfide
FSW00027	Lavra Velha SW		243.57	249.50	5.93	5.75	0.60	0	Sulfide
FSW00028	Lavra Velha SW		97.61	102.00	4.39	4.39	1.05	0	Oxide
		Incl.	100.00	101.00	1.00	1.00	3.61	0	Oxide
FSW00029	Lavra Velha SW		258.68	270.22	11.54	10.50	0.53	0	Sulfide
		Incl.	258.68	259.24	0.56	0.56	6.74	0	Sulfide
		and	269.72	270.22	0.50	0.50	3.97	0	Sulfide
			323.85	327.08	3.23	3.23	0.68	0	Sulfide
FSW00031	Lavra Velha SW		250.70	253.00	2.30	2.20	1.37	0	Sulfide
		Incl.	251.28	252.00	0.72	0.72	3.40	0	Sulfide

Monument Bay

Yamana continues to explore its 31,000-hectare Monument Bay project, located in northeastern Manitoba. The Twin Lakes deposit continues to be evaluated as an open pit operation but is also being re-evaluated as an underground project based on encouraging results from an internal study and a revised deposit interpretation that indicates the presence of steeply plunging higher-grade shoots. The Company continues with deeper drilling targeting high-grade mineralized shoots.

Encouraging previously reported drill results from 2020 include the following estimated true width intercepts: 14.86 metres at 3.32 g/t of gold, including 7.20 metres at 5.58 g/t of gold (TL-20-703); 7.46 metres at 6.68 g/t of gold (TL-20-712); 4.06 metres at 8.64 g/t of gold, including 3.07 metres at 10.73 g/t of gold (TL-20-715); and 4.64 metres at 5.29 g/t of gold (TL-20-702). For additional details, see the Yamana press release titled ‘Yamana Gold Advances Projects in its Generative Program’ published December 3, 2020, available at www.yamana.com.

Winter drilling in 2020-2021 continued to test the projections to depth of mineralized shoots, confirming the presence of characteristic deposit mineralization, lithologies and alteration features at depth, with preliminary associated anomalous gold values. Drilling results include the following estimated true width intervals: 1.05 g/t of gold over 12.16 metres, and 3.49 g/t of gold over 7.61 metres, including a higher-grade core over 2.27 metres grading 7.48 g/t of gold, with 0.39 metres grading 29.00 g/t of gold (TL-21-727B); and 2.34 g/t of gold over 9.73 metres, including 6.52 g/t gold over 2.22 metres (TL 21-732). This interval occurs within a broad zone of lower-grade mineralization over 50 metres in width. See Table 3 below for additional results.

Table 3: Monument Bay 2020-2021 Winter Program Drilling Highlights for Intervals Greater Than 5.0 Gram*Metres (Gold g/t Multiplied by Estimated True Width in Metres).

Hole ID	Gold Cut-off (g/t)	Including	From (m)	To (m)	Core Length (m)	Est. True Width (m)	Gold (g/t)
TL-21-721	1.00		824.13	835.00	10.87	9.88	1.02
	1.00		840.17	843.05	2.88	2.60	3.61
	5.00	Incl.	840.94	842.05	1.11	1.00	6.19
TL-21-727B	1.00		663.43	677.57	14.14	12.16	1.05
	1.00		683.00	691.65	8.65	7.61	3.49
	3.00	Incl.	684.60	690.89	6.29	5.53	4.20
	5.00	Incl.	684.60	687.18	2.58	2.27	7.48
	10.00	Incl.	686.74	687.18	0.44	0.39	29.00
TL-21-729	3.00		577.52	579.12	1.60	1.40	4.56
	5.00	Incl.	577.92	579.12	1.20	1.05	5.06
TL-21-730	1.00		608.23	617.54	9.31	6.97	1.00
	1.00		647.66	651.62	3.96	3.25	1.62
TL-21-732	1.00		397.58	412.20	14.62	9.73	2.34
	3.00	Incl.	406.82	410.15	3.33	2.22	6.52
	5.00	Incl.	407.82	410.15	2.33	1.55	7.30

TIER 2 PROJECTS

Borborema

The Borborema project is a 40,000-hectare land package located in Brazil´s Pernambuco state in a Proterozoic magmatic arc environment similar to that hosting the Chapada mine, a large copper-gold mine developed by Yamana and put into production in 2007. Exploration at Borborema led to the recent discovery and ongoing delineation of a copper rich mineralized body. Massive to semi massive copper rich sulphides occur in a wider panel of disseminated mineralization.

Exploration drilling in the high-grade São Francisco target completed in late 2020 and the first quarter of 2021 has successfully extended the mineralized zone over an additional 1,000 metres along strike in an east-west direction. Mineralization is currently defined semi-continuously along a 2.3-kilometre corridor. Both disseminated and massive sulfide zones remain open for expansion down-dip and along strike, and indicate potential for development of a significant polymetallic system with associated gold.

Recent drilling results highlight a wide, lower-grade mineralized envelope bordering massive sulphide horizons not previously recognized. Drilling highlights include the following core length intercepts: 0.26% of copper over 40.15 metres, including 1.02% of copper over 5.16 metres (SF-026, starting at 261.00 metres down hole); and 1.03% of copper, 0.10 g/t of gold and 0.17% of zinc over 9.24 metres, including 0.20 g/t of gold, 1.81% of copper and 0.19% of zinc over 5.00 metres (SF-020, starting at 115.11 metres down hole).

Drill holes SF-020 and SF-026 are located approximately 1.5 kilometres apart along strike, with the intervening strike length untested. A second low-grade disseminated sulfide horizon intercepted in the São Francisco footwall could indicate a new, parallel sulphide lens at depth. See Figure 6 and Table 4 for additional details.

Exploration is ongoing to define and develop new targets at São Francisco and on the wider Borborema property. High priority targets for follow-up include several gold and base-metal surface geochemistry anomalies associated with areas of hydrothermal alteration and sulfide mineralization, suggesting potential for the discovery of additional, similar zones of mineralization near São Francisco. Airborne magnetic and radiometric geophysical surveys are scheduled for this year and expected to provide a highly effective exploration tool in generating and delineating targets to guide ongoing exploratory work.

Results to date have successfully demonstrated that São Francisco represents a large, shallow gold-enriched polymetallic system, continuous over more than two kilometres in strike and open for expansion in all directions. Multiple surface geochemical anomalies indicate the possibility for additional gold and polymetallic discoveries.

Figure 6: Borborema Project, São Francisco Sector Details, District Targets and Geology.
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Table 4: Borborema 2021 Drilling Highlights for Intervals Greater Than 2.5% Copper*Metres (Copper % Multiplied by Core Length in Metres).

Hole	Sector	Including	From (m)	To (m)	Core Length (m)	Gold (g/t)	Copper (%)	Zinc (%)
SF-020	São Francisco		115.11	124.35	9.24	0.10	1.03	0.17
		Incl.	116.00	121.00	5.00	0.20	1.81	0.19
SF-024	São Francisco		138.08	143.92	5.84	0.04	0.61	0.08
		Incl.	140.85	142.55	1.70	0.16	1.96	0.13
SF-025	São Francisco		236.00	265.28	29.28	0.04	0.10	0.02
SF-026	São Francisco		261.00	301.15	40.15	0.01	0.26	0.04
		Incl.	294.54	299.70	5.16	0.05	1.02	0.09
SF-031	São Francisco		257.53	285.00	27.47	0.01	0.22	0.03
		Incl.	265.18	272.41	7.23	0.02	0.46	0.03

Jacobina Norte

The Jacobina Norte project, located in Brazil’s Bahia State and contiguous with and to the north of the Company’s Jacobina mine property, comprises a total of 78,000 hectares of exploration concessions, covering a 150-kilometer strike extent of the favourable Serra do Corrego formation, which host the paleoplacer gold deposits of the Jacobina mine.

Preliminary work, including mapping the favourable conglomerate reefs and the collection of over 7,000 rock samples, has outlined a continuous six-kilometre trend with drill targets defined by 140 rock samples that have returned over 1.00 g/t gold. Follow-up drilling was recently initiated to test multiple targets, such as Barrocão, Barrocão Velho, Angicos, and Andorinhas. These targets are defined by gold values in surface rock samples above 1.0 g/t and ranging up to 5.8 g/t of gold related to multiple, continuous conglomerate horizons that are geologically comparable to those hosting paleoplacer gold mineralization at the Jacobina mine.

Select historic drill results from Jacobina Norte reported as core length include: 5.38 metres at 3.97 g/t of gold, 2.50 metres at 2.58 g/t of gold; and 4.13 metres at 2.34 g/t of gold. An initial six drill holes completed to date have successfully intersected the down-dip extension of conglomerate reefs in all areas tested, returning anomalous gold values in most holes, including the following core length intercept: 0.32 metres at 6.91 g/t of gold (BRC-005 hole, starting at 188.78 metres down hole), testing the Barrocão Velho sector. See Figure 7 for additional details. Drilling will continue to test multiple widely spaced targets on the property to rapidly define the highest priority areas.

While the drilling program advances, ongoing exploration continues to develop new sectors, such as Arapongas, in the south portion of the trend, represented by extensive occurrences of conglomerate sequences that extend continuously along an approximately 1.0-kilometre corridor. Arapongas contains individual conglomerate lenses reaching up to 20 metres in width and returning gold values in surface rock samples ranging up to 11.0 g/t of gold. The sector represents the largest conglomerate sequence identified at Jacobina Norte and is an important target for drill testing.

Results to date at Jacobina Norte continue to demonstrate the impressive exploration potential of the property, with extensive wide, continuous sequences of mineralized Serra do Corrego formation conglomerate exposed at surface, and geological features similar to those found at the multi-million ounce Jacobina mine deposit.

Figure 7: Jacobina Norte Project Plan Map Showing Main Target Areas, Rock Gold Geochemistry and Drilling.
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Falcon

The Falcon property is a 20,000-hectare land package located in Santa Cruz Province in southern Argentina approximately 90 kilometres northwest of Yamana’s Cerro Moro mine. The project is located in a similar geological environment to the Cerro Moro vein system, represented by the sequence of well stratified, shallow-dipping, sub-aerial felsic pyroclastic and epiclastic rocks of the Jurassic age Chin Aike formation.

The main area of interest is a zone of low-grade near-surface mineralization along a 1.0-kilometre long northeast trend associated with brecciated ignimbrites and sedimentary breccia. Historic drilling has generated the following significant core lengths intercepts: 1.20 g/t of gold and 32.6 g/t of silver over 48.00 metres (starting at 3.00 metres downhole; FD-0004); 0.72 g/t of gold and 10.2 g/t of silver over 71.00 metres (starting at 89.00 metres down hole; FD-0002); and 0.60 g/t of gold and 7.2 g/t of silver over 80.50 metres (starting at 43.00 metres down hole; FD-0005).
Exploration results suggest the project has significant potential to host a near-surface bulk-tonnage gold-silver deposit. Preliminary metallurgical studies and geological modelling are underway.

Systematic exploration of the property conducted in 2021 identified additional anomalous sectors such as a new, parallel northeast trending structural zone adjacent to the main Falcon trend. Initial surface rock samples in this zone averaged 2.6 g/t of gold, with individual samples ranging up 12.9 g/t of gold, defining a new anomalous trend 1.2 kilometres in length. A recently completed soil survey has outlined a gold-in-soil anomaly with greater than 25 parts per billion gold over 1,300 by 500 metres, expanding the near-surface, low-grade mineralization target substantially. See Figure 8 for additional details.

The Falcon project represents a significant opportunity for the Company in light of its proximity to and potential synergies with the Cerro Moro operation. The characteristics of the mineralization suggest the potential for a low-cost, bulk open pit heap leach mining operation with significant upside potential and large areas of the property open to exploration.

Figure 8: Falcon Project Location Map Showing Main Areas of Interest As Discussed in Text.
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TIER THREE PROJECTS

Yamana controls a number of prospective land packages with mineralization on surface and limited or no drilling completed to date. These Tier Three projects represent an important pipeline of opportunities, where the Company believes they could quickly reach the next exploration stages, providing organic growth of new advanced exploration projects over the next decade. Notable Tier Three projects include Las Flechas in Argentina and Colider in Brazil.

Las Flechas

The Las Flechas Project, located in San Juan province, Argentina, is comprised of approximately 30,000 hectares of exploration concessions. The property is situated along the Central Andean Miocene volcanic belt of Chile-Argentina, one of the most fertile geological environments globally for large epithermal and porphyry gold and copper-gold systems, and host to several major mines and deposits including El-Indio, Veladero, and Pascua Lama. The Las Flechas property is situated 25 kilometres south of the Filo Del Sol project in Argentina.

The current exploration program has focused on the Cerro Dante target area, the site of a significant gold soil anomaly and historic drilling results including the following core length intercepts in drill hole LFS-DANT 0006: 1.20 g/t of gold over 34.0 metres (starting 8.0 metres downhole) and 0.33 g/t of gold over 92.0 metres, including 0.50 g/t of gold over 24.0 metres (starting at 114.0 metres downhole).

The area hosts a large, north-south elongate breccia complex bordering a dacite porphyry stock. Mineralization is interpreted as a breccia-related high-sulphidation gold system related to an exposed porphyry copper-gold centre. Work in 2021 has focused on mapping, geochemical sampling, and target delineation. This work has led to the discovery of a second breccia complex and a new mineralized zone, Silica Este, located 3.5 kilometres east of Cerro Dante. Soil samples demonstrate gold greater than 25 parts per billion in an 800 metre by 600 metre area. Follow-up select rock samples have assayed up to 5.47 g/t of gold and 39.8 g/t of silver from samples of strong silicification and extensive breccia. See Figure 9 for additional details. Drill permitting is in progress with drilling expected to start in the fourth quarter of 2021.

Las Flechas represents a large prospective land package hosting a robust hydrothermal system strategically located in one of the most important geological regions globally for discovery of major high-sulphidation and associated porphyry gold and copper deposits.

Figure 9: Las Flechas Project Location Map Showing Main Areas of Interest Discussed in Text.
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Colider

Colider is an early stage project located in Brazil’s Mato Grosso State in the newly developing Juruena polymetallic District, which has recently been explored for porphyry copper and precious metals deposits by several major and junior mining companies. The property consists of approximately 20,000 hectares and encompasses a sector of the prospective Proterozoic volcanic Colider sequence, where current exploration has identified several areas of interest defined by large areas of anomalous gold and copper contents in surface geochemical samples. Several drill ready targets have been defined, representing a significant opportunity in this new unexplored geological environment.

Initial exploratory drilling is ongoing at Colider, testing high-grade gold and polymetallic soil anomalies hosted in volcanic rocks at the Aruanã, Inajá, and Cambará targets. Results are pending. See Figure 10 for additional details.

Figure 10: Colider Project Map Showing Main Areas of Interest Discussed in Text.
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Qualified Persons
Scientific and technical information contained in this press release has been reviewed and approved by Henry Marsden (P. Geo. and Senior Vice President, Exploration). Mr. Marsden is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control
Yamana incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

Samples are transported in security sealed bags for preparation at ALS and SGS analytical laboratories. ALS and SGS are both ISO 9001:2008 and 17025 certified laboratories Gold is analyzed by gold fire assay with 30 grams or 50 grams aliquot and AAS finish. Samples over 5 g/t gold are re-analyzed by gravimetric finish methods. Silver is determined using a four acid digestion and AAS finish (ore level) and samples over 30 g/t are re-analyzed by gravimetric finish methods. Five percent of all pulps are further checked by secondary certified laboratories (ALS, SGS, Bureau Veritas) using the same analytical methods.
All exploration diamond drill cores are split in half by mechanical spitting or core sawing and sampled at appropriate intervals for assay. The remaining core, coarse reject and pulps are stored on-site in a secure location.

Certified reference standards, duplicates, sterile and blanks are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, including exploration drilling plans and results from the Company’s generative program and potential to significantly extend mine lives at the Company’s projects. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans and objectives in connection with its exploration programs and results of exploration for the objectives and may not be appropriate for other purposes.

(All amounts are expressed in United States Dollars unless otherwise indicated.)